

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

June 6, 2017

<u>Via Email</u>
William P. Dioguardi
Chief Executive Officer
Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719

> **Re: Four Springs Capital Trust**
> **Registration Statement on Form S-11**
> **Filed May 24, 2017**
> **File No. 333-218205**

Dear Mr. Dioguardi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Distribution Policy, page 67</u>

1. We note your adjustment for capital expenditures reserves and your note (5). Please revise to disclose your basis for this estimate.

<u>Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2017, page 77 to 78</u>

2. We note your footnote (F) and your presentation of 1,676,975 of Non-participating common shares within the Historical column. It appears this amount should be zero. Please advise or revise.

<u>Unaudited Pro Forma Consolidated Statement of Operations For the Three Months Ended March 31, 2017, Page 79</u>

3. We note your response to our prior comment 3. Please revise your footnote (DD) here, your footnote (FF) on page 83 and your policy note on page 94 to disclose that such shares and options no longer remain subject to vesting.

4. We note your footnote (GG) here and your footnote (II) on pages 83 and 84. Please revise your column for Pro forma based on shares issued to repay selected debt to also reflect shares issued for your 2017 acquisitions.

<u>Principal Shareholders, page 164</u>

5. Please disclose the natural person(s) with voting or investment power over the shares owned by Tenga Development Corporation.

<u>Unaudited Consolidated Financial Statements of Four Springs Capital Trust</u>

<u>Notes to Unaudited Consolidated Financial Statements</u>

<u>2. Summary of Significant Accounting Policies</u>

<u>Accounting for Real Estate, page F-8</u>

6. We note you adopted ASU 2017-01 on January 1, 2017. Please revise your policy note to clarify, if true, that you record asset acquisitions on a relative fair value basis and you capitalized acquisition costs for asset acquisitions.

<u>Exhibit Index, page II-7</u>

7. If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate &
Commodities

Cc: Nanette C. Heide, Esq.
       Richard A. Silfen, Esq.